Mail Stop 4561

December 19, 2007

Mr. Dana W. Kammersgard
Chief Executive Officer and President
Dot Hill Systems Corp.
2200 Faraday Avenue, Suite 100
Carlsbad, CA 92008

> **Re:** **Dot Hill Systems Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 16, 2007**
> **File No. 001-13317**

Dear Mr. Kammersgard:

We have reviewed the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006

Item 1. Business, page 2

1.   You do not appear to have filed your agreement with MiTAC International Corporation and SYNNEX Corporation as an exhibit to your Form 10-K. Please advise whether you are substantially dependent upon this agreement for purposes of Item 601(b)(10)(ii)(B) of Regulation S-K.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer
Purchases of Equity Securities, page 28

2.   You do not appear to have provided the disclosure required by Item 201(e) of
        Regulation S-K. Please advise.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations

Liquidity and Capital Resources, page 41

3.   We note that your discussion of cash flows from operating activities is essentially
        a recitation of the reconciling items identified on the face of the statement of cash
        flows. This does not appear to contribute substantively to an understanding of
        your cash flows. Rather, it repeats items that are readily determinable from the
        financial statements. When preparing the discussion and analysis of operating
        cash flows, you should address material changes in the underlying drivers that
        affect these cash flows. These disclosures should also include a discussion of the
        underlying reasons for changes in working capital items that affect operating cash
        flows. In addition, we note that your 2006 operating cash flow appears to have
        been significantly affected by the cash paid to Crossroads; however, we note no
        disclosure within the operating cash flow discussion regarding these cash
        payments. Please tell us how you considered the guidance in Section IV.B.1 of
        SEC Release 33-8350.

Item 8. Financial Statements and Supplementary Data

Note 2. Acquisition, page F-12

4.   We note your reference to an independent third party appraisal that was used to
        value the Company's intangible assets. Please note that when you refer to an
        independent valuation specialist you need to disclose the name of the expert and,
        if your annual report is incorporated by reference into a 1933 Act registration
        statement, include the expert's consent. Refer to Rule 436(b) of Regulation C and
        amend your filing to include the consent, if necessary.

                                        * * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response. Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your
filing, you may wish to provide us with marked copies of any amendment to expedite our
review. Please furnish a cover letter that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.

Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mark Shannon, Staff Accountant, at (202) 551-3299 or Christine Davis, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Matthew Crispino at (202) 551-3456 or Jay Ingram at (202) 551-3397. If you require further assistance you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief